October 13, 2009	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Activision Blizzard, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
No. 001-15839

Dear Mr. Gilmore:

We are in receipt of the letter, dated September 29, 2009, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comment as set forth below.  Our response is numbered to correspond to the numbered comment in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and our response below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

2. Accounting Changes

Change in Accounting Principles, page F-9

1.                                       Your response to prior comment number 3 indicates that one of the factors you considered after the business combination with respect to revenue recognition for the Burning Crusade expansion pack was that the expansion pack does not function without the monthly subscription service.  Please clarify why you did not appear to consider this factor prior to the business combination as it seems the functionality of the expansion pack was always dependent on the subscription service.  In addition, please explain to us in more detail why whether the functionality of the expansion pack is dependent on the subscription service is a relevant factor when determining your units of account and the appropriate revenue recognition to apply to each unit of account for these arrangements.  Refer to the authoritative accounting literature that supports your conclusions.

Response:  Both prior to, and after, the business combination, company management at the time (i.e., the Vivendi Games management team prior to the business combination and the different Activision Blizzard management team after the business combination) considered the functionality of the expansion pack in relation to the monthly subscription service when assessing deliverables as part of this multiple element arrangement.  EITF 00-21 provides broad rather than specific guidance regarding the meaning of standalone value.  As such, management believes that the application of this guidance requires significant judgment and that differing interpretations can result, leading to differing conclusions on standalone value and separate units of accounting.

The potential to reach differing interpretations of standalone value and separate units of accounting is addressed in KPMG’s publication “Accounting for Revenue Arrangements with Multiple Deliverables — an Analysis of EITF Issue No. 00-21” (August 2003).  Within the discussion in Question 9a.2, How should the notion of the customer being able to resell a delivered item be applied when there is an undelivered item that is available only from the seller, KPMG comments that “…The Task Force’s intent is not entirely clear when the subsequent buyer would not have viable alternatives to complete the installation, and practice in such a situation is likely to evolve…”. We also note that, as further discussed below, Examples 6 and 7 of EITF 00-21 appear to reach differing conclusions as to the standalone value of a delivered element when the utility of/value from the delivered element to the customer is contingent on the ongoing delivery of services or products that can only be obtained, either directly or indirectly, from the vendor.

Prior to the business combination, after considering the functionality of the expansion pack in relation to the monthly subscription service, management concluded that it was appropriate to place greater weighting on the observable and active secondary market for the resale of the Burning Crusade expansion pack as evidencing standalone value, and thus establish the expansion pack as a separate unit of accounting under EITF 00-21, Paragraph 9(a).  The second condition for separation under EITF 00-21 is also met because objective and reliable evidence of fair value exists for the monthly subscription.  We believe Example 7 of EITF 00-21 represents an analogous circumstance supporting this interpretation, in which medical equipment hardware is sold with cartridges and installation.  The equipment is delivered first, and the cartridges and installation are subsequently delivered.  The functionality of the equipment is dependent on the cartridges and installation, but because the customer could resell the equipment separately in a primary or secondary market, and objective and reliable evidence of fair value exists for the cartridges and the installation, the conditions for separation are met.

As described in our August 7, 2009 response, after the business combination, taking into account the 18 months of data regarding subscriber patterns after the introduction of an expansion pack (which data was not previously available because Burning Crusade was the first expansion pack), and the evolution of a strategy of developing an expansion pack every 18-24 months to extend the life of the game, current management considered the interdependent nature of the expansion pack and subscription as the pre-eminent factor in evaluating units of accounting and placed less weighting on the existence of a secondary resale market. Current management considered this a preferable approach, and therefore filed a Form 8-K disclosing a change in accounting principle for the Burning Crusade expansion pack.

Current management also considered Example 6 of EITF 00-21 a helpful analogy for this interpretation, in which the license does not represent a separate unit of accounting because it could not be sold on a standalone basis to a third party without the company agreeing to also provide the research and development to that other party.

The acceptable alternatives afforded by the broad definition of standalone value as described above resulted in the accounting as reflected in the Company’s respective filings — specifically that the change in accounting principle constitutes a shift to an alternative principle that is preferable under the circumstances.  Current management accordingly reflected the post-combination accounting alternative on a retrospective basis in the Form 8-K filed on November 5, 2008.  Subsequently, fiscal year 2007 financials included in the company’s Form 10-K for the annual period ended December 31, 2008 were based on the recast financial statements included in that Form 8-K.  This Form 8-K discloses the impact from the change in accounting principle to the published financial information in footnote 2 of the financial statements.  Thus, this presentation provides all available financial information to investors resulting from the use of the post-combination accounting alternative.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238 or George Rose, Esq., our Chief Legal Officer, at (310) 255-2603.

Sincerely,

/s/ Thomas Tippl
Thomas Tippl
Chief Financial Officer

cc:	Robert A. Kotick, Activision Blizzard, Inc.
George Rose, Esq., Activision Blizzard, Inc.
Stephen Wereb, Activision Blizzard, Inc.
Jonathan Wolfman, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
Alan L. Beller, Esq., Cleary Gottlieb Steen and Hamilton LLP
Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP
Rob Helmholz, PricewaterhouseCoopers LLP
Marian Cavallaro, Ernst & Young LLP